UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

YiLoLife Inc.
(Exact name of issuer as specified in its charter)

Delaware	47-4108218
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

201 S. 36th Street, Phoenix, Arizona 85034

(Full mailing address of principal executive offices)

(305) 608-2362

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Notwithstanding any references to YiLoLife Inc. or any of its subsidiaries, YiLoTM or YiLoLifeTM, all marijuana and marijuana-infused products referenced herein are acquired, possessed, owned, cultivated, manufactured, delivered, transferred, transported, supplied, sold, and/or dispensed exclusively by Natural Relief Clinic, Inc., an Arizona nonprofit corporation ("NRC"), in conformity with nonprofit medical marijuana dispensary licenses issued by the Arizona Department of Health Services. Any express or implied reference herein to the any of the foregoing activities relating to marijuana or marijuana-infused products shall be deemed to be references to the exclusive conduct of NRC. Any reference to the involvement of YiLoLife in such activities is intended to describe YiLoLife's role as a service provider for NRC. NRC does business as YiLoTM and YiLoLifeTM pursuant to a limited nonexclusive branding license granted by YiLoLife, LLC, and it also does business as Green Farmacy.

The following discussion and analysis should be read together with our financial statements and the related notes appearing elsewhere in this report.

Statements in this report may be "forward-looking statements." Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this report. In addition, such statements could be affected by risks and uncertainties related to:

☐	our ability to raise funds for general corporate purposes and operations;
☐	our ability to recruit qualified management and technical personnel;
☐	federal and state regulations impacting our operations and those of our sole client, NRC, and our prospective clients; and
☐	the other factors discussed in the "Risk Factors" section included in the Company’s Form 1-A filed with the SEC on November 15, 2016 which are incorporated herein by reference.

Any forward-looking statements speak only as of the date on which they are made, and except as may be required under applicable securities laws, we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this report.

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As a company, YiLoLife Inc. (“Company”) currently provides valuable, ancillary services to Natural Relief Clinic, Inc. ("NRC") located in Arizona, which is our sole client, licensee, lessee, and customer. NRC operates state-compliant medical marijuana dispensaries in Arizona. We fill the void left by the traditional business community who neglect organizations such as NRC despite its need for the same services as other businesses. Viewed together, YiLoLife Inc.'s operating subsidiaries provide substantially all the necessary support services NRC needs to manage its operations - from acquiring cultivation facilities, providing industry-leading proprietary edible infusion processes, to leasing support personnel and stocking its YiLoTM-branded products at registered dispensary sites state-wide. Perhaps most importantly, as the exclusive YiLoTM-brand family of service providers, we empower our client, NRC, to contain its costs and ensure consistent results.

Results of Operations

The six month periods ended June 30, 2017 and June 30, 2016

Revenue. The Company had $2,820,261 in revenue for the six month period ended June 30, 2017, compared to $3,628,824 in revenue for the six month period ended June 30, 2016. All of the Company's revenue was derived from its sole client, NRC. YiLoTM-branded products are currently only being produced in Arizona. The marijuana market was not approved by the voters in 2016 for recreational use. The medical marijuana patients in AZ fluctuate around 100,000 patients. NRC, YiLo’s sole client, was one of the first infusion companies in AZ. Now approximately 23 infusion companies exist which led to higher competition for the same pool of approximately 100,000 medical marijuana patients. Due to increased competition and a stagnant customer base, the necessity for NRC to lower its prices was imperative for them to stay competitive but led to less revenue. As a result, the Company lowered its prices charged to NRC leading to less revenue for the Company. The Company made a strategic decision to enter the California market before the end of 2017 to reach a larger customer base.

Accrual based revenues for our subsidiaries that provided services to NRC for the six month periods ended June 30, 2017 and 2016 are as follows:

Accrual Revenue	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
JJ Empire, LLC	$1,903,553	$2,644,751
YiLo Life Inc.	$150,025	$150,000
Green Outlet	$54,255	$46,433
Food 2828, LLC	$712,428	$787,640
Total	$2,820,261	$3,628,824

Operating Expenses. Selling, general, and administrative expenses were $1,848,951 for the six month period ended June 30, 2017, compared to selling, general, and administrative expenses of $2,175,659 for the six month period ended June 30, 2016. The decrease in selling, general, and administrative expenses was primarily due to decreases in advertising, legal fees, miscellaneous, and supplies, offset by increases in depreciation, development expense, professional services, rent, and salaries and wages.

Net Income. Net income for the six month period ended June 30, 2017 was $849,692, compared to net income of $1,453,165 for the six month period ended June 30, 2016. See "Revenue" above.

Liquidity and Capital Resources

We had cash and cash equivalents of $577,488 at June 30, 2017 and $300,616 at December 31, 2016.

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During the six month period ended June 30, 2017, we had net cash provided by operating activities of $740,670. This was primarily due to net income of $849,692, depreciation of $112,967, an increase in accounts receivable from a related party of $148,762, an increase in prepaid expense of $3,843, and a decrease in accounts payable and accrued expenses of $69,384.

During the six month period ended June 30, 2016, we had net cash provided by operating activities of $1,048,782. This was primarily due to net income of $1,453,165, depreciation of $73,200, an increase of accounts receivable from a related party of $625,838, an increase in prepaid expense of $2,505, and an increase of accounts payable and accrued expenses of $150,760.

Net cash used by investing activities was $142,458 for the six month period ended June 30, 2017 compared to net cash used in investing activities of $194,247 for the six month period ended June 30, 2016. Net cash used in investing activities related to purchases of fixed assets.

Net cash used by financing activities was $321,340 for the six month period ended June 30, 2017 compared to net cash used by financing activities of $17,150 for the six month period ended June 30, 2016. The increase in net cash used by financing activities was primarily due to dividends paid to shareholders.

We will have additional capital requirements during 2017 and 2018. We do not expect to be able to satisfy our anticipated cash requirements through sales activity, and therefore we will attempt to raise additional capital through the sale of our common stock pursuant to our offering circular which has been qualified by the Securities and Exchange Commission.

We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all.

Off-Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Item 2. Other Information

None.

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Item 3. Financial Statements

Report of Independent Auditors on the Consolidated Financial Statements of YILOLIFE INC AND CONSOLIDATED ENTITIES June 30, 2017

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YILOLIFE INC

CONSOLIDATED FINANCIAL STATEMENTS WITH SUPPLEMENTAL INFORMATION

Six months ended June 30, 2017 and 2016

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ACCOUNTANTS’ COMPILATION REPORT

To the Stockholders’ of

YiLoLife Inc.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the accompanying consolidated financial statements of YiloLife Inc. and consolidated entities which comprise the balance sheet as of June 30, 2017 and December 31, 2016, and the related statements of income and stockholders’ equity and cash flows for the six months ended June 30, 2017 and June 30, 2016, and the related notes to the financial statements in accordance with GAAP basis of accounting, and for determining that the GAAP basis of accounting is an acceptable financial reporting framework. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Phoenix, Arizona

August 29, 2017

METZ & ASSOCIATES, PLLC | CERTIFIED PUBLIC ACCOUNTANTS

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YILOLIFE INC

CONSOLIDATED BALANCE SHEETS

As of June 30, 2017 and December 31, 2016

	2017	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$577,488	$300,616
Accounts receivable due from related party	6,097,827	5,950,065
Prepaid insurance	6,205	1,362

TOTAL CURRENT ASSETS	6,681,520	6,252,043

PROPERTY AND EQUIPMENT	1,838,937	1,696,479
Less: Accumulated depreciation	(537,898)	(424,931)

NET PROPERTY AND EQUIPMENT	1,301,039	1,271,548

TOTAL ASSETS	$7,982,559	$7,523,591

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$105,407	$174,791
Current portion of notes payable	17,858	17,858
Refundable security deposit	6,000	6,000

TOTAL CURRENT LIABILITIES	129,265	198,649

NON-CURRENT LIABILITIES
Auto loans, net of current portion	14,714	25,054
TOTAL NON-CURRENT LIABILITIES	14,714	25,054
TOTAL LIABILITIES	143,979	223,703
STOCKHOLDERS’ EQUITY	7,838,580	7,299,888

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$7,982,559	$7,523,591

The accompanying notes are an integral part of these financial statements.

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YILOLIFE INC

CONSOLIDATED STATEMENT OF INCOME & STOCKHOLDERS’ EQUITY

Six months ended June 30, 2017 and 2016

	2017	2016

Revenue	$2,820,261	$3,628,824
Selling, general, and administrative expenses	1,848,951	2,175,659

INCOME BEFORE TAXES	971,310	1,453,165

Provision for income taxes:
Federal	92,662	0
State	28,956	0
TOTAL PROVISION FOR INCOME TAXES	121,618	0
NET INCOME	849,692	1,453,165
Stockholders’ equity at the beginning of the period	7,299,888	5,846,197
Add: contributions	–	7,000
Less: distributions	(311,000)	(9,225)

STOCKHOLDERS’ EQUITY AT THE END OF PERIOD	$7,838,580	$7,297,137

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these financial statements.

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YILOLIFE INC

CONSOLIDATED STATEMENT OF CASH FLOWS

Six months ended June 30, 2017 and 2016

	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$849,692	$1,453,165
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	112,967	73,200
(Increase) decrease in:
Accounts receivable due from related party	(148,762)	(625,838)
Prepaid expense	(3,843)	(2,505)
Increase (decrease) in:
Accounts payable and accrued expenses	(69,384)	150,760

Net cash provided by operating activities	740,670	1,048,782

CASH FLOWS USED BY INVESTING ACTIVITIES:
Purchase of fixed assets	(142,458)	(194,247)

Net cash (used) by investing activities	(142,458)	(194,247)

CASH FLOWS USED FINANCING ACTIVITIES:
Repayment of notes	(10,340)	(14,925)
Contributions from shareholders	0	7,000
Dividends paid to shareholders	(311,000)	(9,225)

Net cash (used) by financing activities	(321,340)	(17,150)

NET INCREASE IN CASH	276,872	837,385

CASH AT BEGINNING OF PERIOD	300,616	56,395

CASH AT END OF PERIOD	$577,488	$893,780

The accompanying notes are an integral part of these financial statements.

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YILOLIFE INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2017

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of YiLoLife Inc (“Company”) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles (GAAP) and have been consistently applied in the preparation of the financial statements.

Nature of Operations – The Company was incorporated on May 11, 2015 in the state of Delaware. The Company is engaged primarily in the management and consulting business as well as other businesses that are generally tied to the consulting business. The Company operates primarily in the state of Arizona.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Yilolife Inc. and the wholly owned subsidiaries, JJ Empire LLC, Food 2828 LLC, Green Outlet Life LLC and the development stage companies, YiLo Life LLC, YiLo CBD LLC, Commercial Business Development LLC and Commercial Business Development Arizona, LLC as of June 30, 2017 and December 31, 2016 (collectively, the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Method of Accounting – The Company presents its financial statements on the accrual basis of accounting in compliance with GAAP. Revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all cash accounts which are subject to withdrawal restrictions or penalties, and highly liquid debt instruments purchased with a maturity of three months or less to be cash or cash equivalents.

Accounts Receivable – The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company’s estimate of its bad debt.

Property and Equipment – Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method. Leasehold improvements are amortized over the lessor of the life of the lease or service lives of the improvements using the straight-line method. Renovations and improvements that add utility or significantly extend the useful life of assets are capitalized. Repair and maintenance costs are expensed as incurred.

Long-Lived Assets – GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. This standard did not have a material effect on the Company’s results of operations, cash flows or financial position.

Compensated Absences – The Company allows full-time employees to receive compensation for vacation and sick leave. Compensated absences for vacation and sick pay have not been accrued since they cannot be carried forward from year to year, but are expensed as incurred.

Revenue Recognition – The Company provides consulting and management services. Revenue, which includes consulting, management services, and rent, is recognized when earned.

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YILOLIFE INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2017

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Expenses – Advertising and marketing costs are expensed as incurred. Advertising expenses for the period ended June 30, 2017 and 2016 were $27,732 and $250,001.

Income Taxes – The Consolidated common ownership pass-through entities are disregarded entities under the Internal Revenue Code and applicable state statues. The income of the consolidated companies flows through to YiloLife, Inc. and is taxed as a C Corporation.

NOTE B – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2017:

	2017	Estimated Useful Life

Automobiles	$163,905	5 years
Buildings	366,217	39 years
Equipment	266,259	5-7 years
Furniture & fixtures	212,220	5-7 years
Land	42,365
Leasehold improvements	536,513	15 years
Software	251,458	3 years

	1,838,937
Accumulated depreciation	(537,898)

	$1,301,039

For the six months ended June 30, 2017 depreciation charged to income was $112,967.

Property and equipment consists of the following at December 31, 2016:

	2016	Estimated Useful Life

Automobiles	$163,905	5 years
Buildings	366,217	39 years
Equipment	210,334	5-7 years
Furniture & fixtures	198,588	5-7 years
Land	42,365
Leasehold improvements	493,612	15 years
Software	221,458	3 years

	1,696,479
Accumulated depreciation	(424,931)

	$1,271,548

For the six months ended June 30, 2016 depreciation charged to income was $73,200.

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YILOLIFE INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2017

NOTE C – OPERATING LEASES

Office Facility – The Company currently rents office facilities on a month to month basis. The average rent is $10,000 per month.

Total rent payments, including those for month to month rentals, amounted to $152,200 and $56,700 for the six months ended June 30, 2017 and June 30, 2016, respectively.

NOTE D – FAIR VALUE MEASUREMENTS

GAAP provide a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Assets and liabilities that are required to be recorded at fair value in the balance sheet are categorized based on the inputs to valuation techniques as follows:

Level 1. These assets and liabilities are where values are based on unadjusted quoted prices for identical assets in an active market that the Company has the ability to access.

Level 2. These are assets and liabilities where values are based on the following inputs:

•	Quoted prices for similar assets or liabilities in active markets.
•	Quoted prices for identical or similar assets or liabilities in inactive markets.
•	Inputs other than quoted prices that are observable for the asset or liability.
•	Inputs which are derived principally from, or corroborated by, observable market data by correlation or other means.

Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of June 30, 2017 and December 31, 2016 the Company had no asset or liabilities that were required to be valued using the fair value hierarchy. The carrying amounts reflected in the balance sheet for cash and cash equivalents and accounts payable and accrued expenses approximate the respective fair values due to the short maturities of those instruments.

NOTE E – RELATED PARTY TRANSACTIONS

The Company enters into transactions in the normal course of business with Natural Relief Clinic, Inc. (an Arizona Nonprofit Corporation) whose directors share common ownership of Food 2828 LLC and JJ Empire. Food 2828 LLC provides packaging, supplies and contract labor and JJ Empire LLC provides consulting services and leases real-estate and other assets to Natural Relief Clinic, Inc. During the six month periods ended June 30, 2017 and 2016, Company revenues for management services provided to Natural Relief Clinic, Inc. totaled $2,820,261 and $3,628,824 respectively. As of June 30, 2017 and December 31, 2016 the Company had receivables from Natural Relief Clinic of $6,097,826 and $5,950,065, respectively.

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YILOLIFE INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2017

NOTE F – REVENUE BY SUBSIDIARY

Revenue by consolidated subsidiaries were as follows for the six month periods ended June 30, 2017 and 2016:

	2017	2016

Food 2828 LLC	$712,428	$787,640
YiLo Life Inc.	150,025	150,000
Green Outlet	54,255	46,433
JJ Empire LLC	1,903,553	2,644,751

Total	$2,820,261	$3,628,824

NOTE G – INCOME TAX STATUS

In accordance with Financial Accounting Standard Boards ASC Topic 740 Income Taxes the Company recognizes current and deferred income tax balances determined based on the tax rates and laws enacted at the balance sheet date.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (using accelerated depreciation methods for income tax purposes) and to the allowance for doubtful accounts (deductible for financial statement purposes but not for income tax purposes).

The Company’s provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

The provision for income taxes as of June 30, 2017 from continuing operations consists of the following components:

Current tax expense:
Federal	$92,662
State	28,956

$121,618

The Company follows GAAP related to uncertainty in income taxes, which require that tax positions initially need to be recognized in the financial statements when it is more likely-than-not that the positions will not be sustained upon examination by the tax authorities. As of June 30, 2017 and 2016, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE H – CONCENTRATION OF RISK

The Company has risk with respect to revenue, because the Company’s main source of income arises from consulting and management services to the medical marijuana industry. For the six month periods ended June 30, 2017 and 2016 all of the Company’s revenue is derived from a single client who is also a related party.

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YILOLIFE INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2017

NOTE I – LONG-TERM DEBT

The Company has long term debt payable to financial institutions.

Notes payable, payable at $2,145 per month, including interest at 1.00% per annum, secured by an automobile and maturing July 2019.	32,572
Less current maturities	17,858
14,714

Aggregate principal payments for the next five years subsequent to June 30, 2017 are as follows:

2018	$17,858
2019	14,714

$32,572

NOTE J – SUBSEQUENT EVENTS

The Company evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Management has determined that there were no events that occurred that require additional disclosure. Subsequent events have been evaluated through August 29, 2017, which is the date the financial statements were available to be issued.

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SUPPLEMENTAL INFORMATION

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YILOLIFE INC

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Six months ended June 30, 2017 and June 30, 2016

	2017	2016

Advertising	$27,732	$250,001
Auto expenses	6,654	6,640
Bank service charge expense	6,577	0
Computer and internet expense	3,738	1,378
Contract labor	0	1,178
Depreciation	112,967	73,200
Development expenses	71,000	0
Insurance	23,336	39,424
Labels and packaging	29,216	33,585
Legal fees	5,145	300,050
Licenses and permits	35,309	15,657
Maintenance and repairs	31,269	24,305
Meals and entertainment	2,014	4,990
Miscellaneous	5,455	98,405
Postage and delivery fees	1,707	1,012
Professional services	105,344	56,241
Rent	152,200	56,700
Research and development	2,316	44,254
Salaries and wages	915,918	649,776
Security expense	5,616	0
Supplies	153,210	349,699
Taxes – payroll	53,515	70,640
Travel expenses	84,546	96,383
Utility expenses	14,167	2,141

	$1,848,951	$2,175,659

The accompanying independent auditors’ report and notes are an integral part of this schedule.

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Item 4. Exhibits

Exhibit Number	Description
2.1	Certificate of Incorporation of the Company (Incorporated by reference to Exhibit 2.1 to the Company’s Form 1-A filed on July 6, 2016)
2.2	Bylaws of the Company (Incorporated by reference to Exhibit 2.2 to the Company’s Form 1-A filed on July 6, 2016)
4.1	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to the Company’s Form 1-A/A filed on September 15, 2016)
6.1

Commercial Lease Agreement, dated January 1, 2014, between JJ Empire, LLC and Community Dental Services of AZ (Incorporated by reference to Exhibit 6.1 to the Company’s Form 1-A/A filed on September 15, 2016)

6.2

Commercial Lease Agreement, dated March 1, 2012, between JJ Empire, LLC and Natural Relief Clinic, Inc. (Incorporated by reference to Exhibit 6.2 to the Company’s Form 1-A/A filed on September 15, 2016)

6.3

Commercial Lease Agreement, dated July 1, 2012, between JJ Empire, LLC and Natural Relief Clinic, Inc. (Incorporated by reference to Exhibit 6.3 to the Company’s Form 1-A/A filed on September 15, 2016)

6.4	Commercial Lease Agreement, dated May 1, 2013, between JJ Empire, LLC and Food 2828, LLC. (Incorporated by reference to Exhibit 6.4 to the Company’s Form 1-A/A filed on September 15, 2016)
6.5	Commercial Lease Agreement, dated May 1, 2013, Food 2828, LLC and Natural Relief Clinic, Inc. (Incorporated by reference to Exhibit 6.5 to the Company’s Form 1-A/A filed on September 15, 2016)
6.6	YiLoLife, Inc. 2016 Equity Incentive Plan, dated January 1, 2016. (Incorporated by reference to Exhibit 6.6 to the Company’s Form 1-A/A filed on September 15, 2016)
6.7	Descriptions of Unwritten Agreements (Incorporated by reference to Exhibit 6.7 to the Company’s Form 1-A/A filed on September 15, 2016)
11.1	Consent of Metz & Associates PLLC

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YiLoLife Inc.

/s/ Carsten Loelke	September 22, 2017
Carsten Loelke
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Carsten Loelke	September 22, 2017
Carsten Loelke
Chief Executive Officer (Principal Executive Officer )

/s/ Terence P. Mullane	September 22, 2017
Terence P. Mullane Chief Financial Officer (Principal Accounting and Financial Officer)

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